UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,
VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON,
3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
23 October 2014	bhpbilliton.com

To:	Australian Securities Exchange[1]	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

FOR ANNOUNCEMENT TO THE MARKET

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Plc’s Annual General Meeting today in London.

The meeting will be webcast at www.media-server.com/m/p/6gqp4xwb

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Limited’s Annual General Meeting which will be held in Adelaide on 20 November 2014. The results will then be released to the market.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Nicole Duncan
Company Secretary

[1]	This release was made outside the hours of operation of the ASX market announcements office.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne, Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

23 October 2014

BHP Billiton Plc Annual General Meeting

23 October 2014

Jac Nasser, Chairman, BHP Billiton

Good morning. My name is Jac Nasser. Welcome to the 2014 Annual General Meeting of BHP Billiton Plc. Let me draw your attention to the disclaimer.

This annual meeting is our opportunity to talk about our results and your Company’s future.

Your Directors are here, including your Chief Executive Officer, Andrew Mackenzie. I’d like to welcome our newest Director, Malcolm Brinded. Malcolm joined the Board in April and is a member of our Sustainability Committee. He was with Shell for nearly 40 years in a number of senior leadership roles, including ten years on the Shell Board. Malcolm is also a Non-executive Director of Network Rail.

I would like to acknowledge the contribution of David Crawford, who will retire from the Board next month. David has served our shareholders well over many years and played a key role in the development of BHP Billiton as one of the world’s leading companies. If the proposed demerger announced in August is approved, shareholders will continue to benefit from David’s expertise as he will become Chairman of the new company.

David, on behalf of your fellow Directors, shareholders and friends, let me thank you. We will miss your wisdom. I will miss your counsel, but we know there is no better person to guide the new company through its early years.

It is also intended that Keith Rumble will become a Non-executive Director of the new company and would retire from the BHP Billiton Board. Keith, a geologist, has over 30 years’ experience in the resources industry. During his six years as a Director of BHP Billiton we have had the benefit of his knowledge, experience and insight.

Given that the proposed demerger has led to some Board changes, I’d like to comment on succession planning. At BHP Billiton succession is an ongoing and planned process. This means that we review diversity, skills, experience, knowledge and independence of the Board, to ensure we have the right people to effectively govern the Company. We use the same disciplined approach to succession throughout the organisation.

The proposed new company has also resulted in changes to our senior management team. Peter Beaven has taken over from Graham Kerr as Chief Financial Officer of BHP Billiton. Peter was recently the President of our Copper Business. Graham, who was Chief Financial Officer, is now Chief Executive designate of the new company. Graham has more than 20 years’ experience in the resources industry, with leadership roles in finance, operations and strategy. He began his career in our Iron Ore business.

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

23 October 2014

You can read about our senior management team in the Annual Report.

I would also like to acknowledge the BHP Billiton Forum on Corporate Responsibility. The Forum includes respected leaders from non-government organisations across seven countries. For over a decade, they have advised us on a range of sustainability issues, including climate change, biodiversity, business ethics and human rights.

I want to thank them for their advice and wisdom. We are a better Company with the benefit of their diverse and forthright views.

Against a backdrop of external and organisational change, we continue to be guided by the BHP Billiton Charter, which defines our values.

Our first Charter value is Sustainability. This means putting health and safety first, being environmentally responsible and supporting our communities. This last financial year, we reported a record low number of injuries and no fatalities at our operations.

Having said this, sadly, last month we had a fatality at our Worsley refinery in Western Australia. On behalf of the Board and management, we extend our deepest condolences to the family and friends of our colleague. We must have a safe workplace for everyone, every day.

Business Performance

Now, I’d like to turn to BHP Billiton’s 2014 financials. I am pleased to report that your Company performed strongly. Profit increased by ten per cent to US$13.4 billion, underpinned by increased production and productivity-led cost efficiencies. In addition to our broad economic contribution through jobs, capital investment and local business support, BHP Billiton paid US$9.9 billion in taxes and royalties to governments during the year.

Our balance sheet is strong and we have maintained our solid ‘A’ credit rating. Reflecting this solid base, the Board has increased the full-year dividend by four per cent to US$1.21 a share. We seek to progressively increase, or at least maintain, the dividend per share in US dollar terms, at each half-year.

Proposed Demerger

Earlier this year, we announced our proposal to simplify BHP Billiton through the demerger of aluminium, coal, manganese, nickel and silver assets. Let me explain the rationale behind the proposal.

Over the past decade, demand for commodities grew significantly. Our strategy was to direct capital to projects in businesses that delivered the highest returns. This strategy has served our shareholders well. BHP Billiton has outperformed our peer group, the overall resources

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

23 October 2014

sector, and the broader markets. £1,000 invested by you in BHP Billiton ten years ago is worth about £5,000 today.

Over that time, our portfolio has evolved into what we see as two distinct companies, both with world class assets. In one group is our large, upstream business. In the other group are assets that are not as large, despite being some of the biggest in their industries. It is this second group of high quality assets which we propose to separate into an independent company. We see benefits for both companies and for all shareholders.

For BHP Billiton, we can reduce costs and improve the productivity of our largest businesses more quickly. This means we should generate stronger growth in free cash flow and a superior return on investment. The new company will benefit from its own strategy and own systems and processes specifically tailored for a business of its scale. This, along with greater focus on the new company, should see its assets perform even more strongly.

We looked at a range of options and carefully assessed the alternatives. We concluded that the proposed demerger will create more value for shareholders, compared to maintaining the status quo or simplifying the Company in other ways.

If the proposal is approved, as shareholders, you would:

•	keep your BHP Billiton shares;

•	continue to receive dividends from BHP Billiton without any reset; and

•	be entitled to shares in the new company in equal proportion to your BHP Billiton shareholding.

Of course, this proposal remains subject to regulatory, third party and Board approvals and your shareholder vote in the first half of 2015.

The new company’s shares are intended to have a primary listing in Australia, a secondary listing in South Africa and, as announced last week, a Standard listing in London.

BHP Billiton Strategy

BHP Billiton’s strategy will remain unchanged. We will focus on what we do best. We will continue to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. We will continue to provide the energy and minerals that support global economic growth and development. We are one of the world’s largest producers of iron ore and the largest exporter of metallurgical coal. These are the ingredients that together create steel for housing, transportation and infrastructure.

We are one of the world’s largest producers of copper, which is critical to all forms of energy, including renewable energy. The uranium and high quality energy coal we mine is also part

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

23 October 2014

of the global energy mix. Our Petroleum Business is a world leader in the development of oil and natural gas.

Energy is crucial at all stages of economic development. In the next 20 years around 1.7 billion people are expected to access electricity for the first time, significantly improving their living standards.

We have one of the world’s best potash resources. We see potash as vital to improving farming yields in a world facing an increasing population and a shortage of arable land.

Together our four pillars, iron ore, coal, copper, and petroleum, with potash as a potential fifth, are the building blocks of your Company’s future.

The diversity of our portfolio is a strength, particularly against a constantly changing external environment and the risks and opportunities this presents. We have a long history of adapting our portfolio to changing market conditions. This is underpinned by robust corporate planning.

We aim to understand our operating environment as comprehensively as we can, in order to best position our portfolio for the future. To do this, we develop long-term scenarios that provide an insight into how the world might look over the coming decades. These scenarios take into account long-term uncertainties in geopolitics, macroeconomics, climate change and technological innovation.

Climate Change

In relation to climate change science, we base our core assumptions on the work of the Intergovernmental Panel on Climate Change, as do most governments around the world. Climate change is a global challenge posing a significant risk to the environment and therefore social and economic development. Recognising the uncertainty around the exact speed and scale of climate change, we build a broad range of physical impacts, policy and market responses into our scenarios. Central to our scenario planning are some key beliefs about the global economy. The first is that our strategy depends on sustainable growth. It is clear that sustainable growth requires substantial reductions in greenhouse gas emissions, which will change the structure of energy markets around the world.

Our second belief is that from a public policy perspective the most effective way to reduce emissions is a portfolio of measures including a price on carbon. Last month, BHP Billiton, together with many others, signed the World Bank Statement presented to the UN Climate Summit in New York. The statement brings the business community together with governments and leading organisations like the UN Global Compact and the Prince of Wales Corporate Leaders’ Group. The objective is to develop and strengthen carbon pricing policies around the world.

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

23 October 2014

But a carbon price alone will not be sufficient to drive the pace and scale of the global response required. Complementary measures are needed to improve energy efficiency, support the development of low emission technology, build resilience to the impacts of climate change and address sustainable development. At BHP Billiton, we are taking action to reduce our emissions, build our own resilience and work with others to support effective policy development. We are also exploring opportunities to invest in low emission technologies like carbon capture and storage.

In this context, we believe your Board’s approach to strategy, risk assessment and investment decision-making, together with the diversity of our portfolio, positions us well. This enables us to manage and respond to changes and capture opportunities to grow shareholder value over time.

Global Economy

Let’s turn to the global economy. Events this year, including in recent weeks, have been a reminder of how unpredictable and volatile geopolitics and economics can be. Despite this, growth in emerging countries remains solid at around 4.5 per cent and some developed economies have bounced back. In the US, real GDP has been increasing. Employment continues to strengthen which is supporting consumer demand. In addition, American energy markets are being transformed and your Company is playing a role in this sector. In Europe, the economy remains soft. Germany, France and Italy have no growth and prospects are not encouraging.

Short-term, we expect policy makers to continue to use stimulus measures to support these economies. Longer-term, economic reform will be necessary to deal with Europe’s structural issues. Here in the UK, the economy has been showing signs of improvement since mid-2013. Consumer demand, housing and business investment have all made contributions. The recovery is steadily pushing the unemployment rate down and inflation remains below the Bank of England’s two per cent target.

Moving to Asia. In Japan, the economy is slowly improving, with growth expected to be above one per cent. In China, the property sector is slowing but other sectors are showing resilience. Coupled with the ability to draw upon a range of other supportive measures, growth is still expected to come in above seven per cent.

In the mid-term, the rate of growth will see a gradual decline from current levels as China’s economy continues to mature. Chinese economic activity is still expected to grow faster than developed economies for the foreseeable future. China, together with other emerging markets will remain a major driver of global growth. Based on this, we believe demand for our commodities continues to be strong, underpinning the long-term outlook for our portfolio of products.

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

23 October 2014

This year, our Iron Ore business is celebrating two significant milestones. In July, we shipped our billionth ton of iron ore to Japan, and in December we will be shipping our billionth ton to China. Looking back, we can all take pride in the nation-building role our products have played in Asia over many decades.

Conclusion

I talked earlier about volatility and risk. Our foundation for corporate resilience is built on a clear set of values as defined in Our Charter. Strong corporate governance and systems underpin the way we conduct business. We strive to foster a culture that values and rewards the highest ethical standards, personal and corporate integrity and respect for others. There are very few companies that have prospered for more than 130 years.

The proposed demerger is another step in our evolution and demonstrates our willingness and ability to continually reshape our business. In a volatile and uncertain world, our strategy continues to deliver benefits for our shareholders and our communities. BHP Billiton’s success comes from the hard work and dedication of our team of 123,000 people. On your behalf, I want to thank them and thank you for your continued support.

Now, let me ask Andrew to talk about the Company’s performance.

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

Thank you Jac and good morning everyone. Let me also welcome you to the Annual General Meeting. We enjoy the opportunity to spend time with our shareholders, and I am delighted to be here with you in London. The UK is an important market for us and we value your support.

Let me start with safety. Sustainability, our first Charter value, dictates that health and safety always comes first. At all times, in all places, in everything we do. So everyone goes home safely, every day.

Jac spoke of the improvement in safety performance that we made during the 2014 financial year. While we were encouraged by this result, recent events have again demonstrated that we can never rest on past performance. We were all deeply saddened by the fatal injury of one of our colleagues in Australia in September.

Keeping our people safe and healthy, across all our operations, matters more to me than anything else.

Sustainability also drives our focus on delivering enduring benefits to our environment and to our communities.

For the 2014 financial year, BHP Billiton delivered strong financial results. This was the outcome of a consistent and proven strategy. Since becoming CEO of this great company, I have focused on increasing free cash flow by improving the efficiency of all that we do, and getting more out of what we already have.

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

23 October 2014

So, during a year in which the majority of commodity prices fell, we still increased profitability significantly. We will continue to maximise value, maintain financial discipline and return excess cash to shareholders. Our commitment to drive increased productivity across the organisation has the potential to create more value than anything else that we can do today.

Progress has been strong. In the year, we increased Group production by nine per cent, and made higher-than-forecast productivity gains of US$2.9 billion. That means over the past two years we have now embedded more than US$6.6 billion of sustainable productivity gains. We were also more selective with our investments. This led to a reduction in capital and exploration expenditure to US$15.2 billion. Our free cash flow increased significantly by US$8.1 billion and underlying attributable profit was up ten per cent to US$13.4 billion.

This result is positive for your Company and for shareholders. It is also positive for the countries and governments where we operate. We want to pay our fair share in taxes, and we think we do. Globally, we paid US$9.9 billion last year in taxes and royalties and certain indirect taxes.

In 12 of our operations across four of our most important commodities, significant productivity improvements underpinned record production. Our Western Australian Iron Ore asset achieved a fourteenth consecutive annual production record. Early completion and accelerated ramp-up of the Jimblebar mine expansion played a big part in this.

Overall, Western Australian Iron Ore increased production by over 20 per cent and in the second half of the year delivered a unit cost reduction of 12 per cent.

We also had record production in metallurgical coal, with a 24 per cent reduction in unit cash costs at Queensland Coal. Despite declining ore grades at Escondida in Chile, we increased copper production and reduced unit costs across all our copper assets.

We concentrated on our higher-priced petroleum liquids over natural gas and delivered record petroleum production of 246 million barrels of oil equivalent.

We are sustainably driving productivity in everything we do. We think about productivity in terms of the ‘perfect day’. When you get everything right in a day, what is your potential performance? To determine what a ‘perfect day’ looks like, we use industry benchmarks as well as our own best practice. We break down our mining and drilling operations into their component parts, and then we look at where we do each task best across our Company. We use that best practice as the standard for the rest of our operations to match and a disciplined systematic approach to close the gap. Data, the right systems and processes are critical to drive an environment of continuous improvement. But the real energy comes from our people when they provide their ideas to make sure we remain productive in the long term.

Let me give you an example from one of our US Shale operations, where we drill around 400 wells a year each taking, on average, 28 days and costing around US$10 million. We pulled together a multi-disciplinary team of engineers, drillers, contractors and service providers all at the cutting edge. They identified 300 initial actions that might improve productivity and put together a process to prioritise and implement them safely.

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

23 October 2014

The results: drilling costs fell by 18 per cent and drilling time was cut by 11 per cent. Less drilling time means less fuel used, so we are now more energy efficient. The time to move each rig reduced by 28 per cent, and the productivity of the drilling rigs improved by more than 16 per cent. Once we factored in all improvements the drilling and completions cost for a well dropped by more than eight per cent, or around US$1 million per well. If you multiply that sort of impact across all our operations you can see why it is so powerful.

We will continue to use the power of our systems and processes to understand performance better, share best practice and make continuous improvements across the Company. Effectively, we will operate more like an advanced manufacturer than a traditional resources company. We can only do this by building a culture where our people step up to the challenge.

The priority for me and my team is to make sure our people can unleash their full potential. The value for shareholders is clear. By the end of the 2017 financial year we are targeting at least US$3.5 billion of additional annualised productivity gains beyond those already reported. The demerger proposal that Jac has described is an important step forward to go beyond this promise and further strengthen your already financially strong Company.

For more than a decade our strategy has been to own and operate large, long-life, low-cost, expandable upstream assets diversified by commodity, geography and market. Today we have 41 assets worldwide, 19 of which generate a large percentage of our earnings. We see a future concentrated exclusively on these core minerals and petroleum assets; a 50 per cent reduction from today, and only 12 of the 19 will be operated by BHP Billiton.

This is a stunningly simple portfolio for a company of our size. The increased focus on our major businesses will unleash more productivity increases, faster and with greater certainty, and the new company will also be one of global significance. The new company’s assets, which are spread across the Southern Hemisphere, form a portfolio that, in the 2014 financial year, generated almost US$1.8 billion of EBITDA.

The new company will be the world’s largest producer of manganese ore, will own the world’s largest producing silver mine, and be a substantial producer of alumina, aluminium, nickel and coal.

The demerger is an important step in our commitment to maximise the value of your Company. Of course we can only deliver sustainable value to our shareholders if BHP Billiton is environmentally responsible and delivers value to the communities where we operate.

We are committed to minimising our environmental impact and support significant areas of international conservation value, such as Valdivia in Chile and Five Rivers in Australia. Together, these two projects, conserve 60,000 hectares for 16 globally threatened species. Conservation projects like Valdivia can also help build resilience to the impacts of climate change.

Jac spoke about our wider contribution to society and economic growth. At the community level, our support of local economies includes, infrastructure development and employment, the purchase of local goods and services, and taxes and royalties. Fifty-five per cent of our Group spend is with local suppliers.

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

23 October 2014

Our commitment also sees us involved in a range of health, educational and environmental programs. Our Sustainability Report, which we published last month, gives a flavour of the huge range of these projects. We work with host communities all around the world to understand their issues and identify opportunities. From helping Brazilian coffee farmers improve productivity sustainably, to signing an Opportunities Agreement with three First Nations in Saskatchewan, to Humanitarian assistance for typhoons in the Philippines, bushfires in Australia and Ebola in West Africa.

Alongside the over US$240 million invested by the Company last year in community and conservation programs, with lasting benefit, our own people also make a real difference to the communities where they live and work. They volunteer their time and donate money, which we matched under our Matched Giving program. In the financial year 2014 this amounted to US$12.1 million.

Your Company is in very good shape. Our strategy is enduring and continues to create value for our shareholders. Our access to many of the best resource basins in the world underpins our competitive advantage. By focusing on the core, we can go further and faster. We know these basins intimately and we will continue to develop them well.

I would like to thank the hard-working, dedicated and talented people at BHP Billiton for their strong safety focus and significant contribution. I would also like to thank my management team for their support and, in particular, Karen Wood, who has retired after 13 years of service with the Company. Thank you Karen for your counsel and leadership.

Looking forward, you can expect more of the same from us. I am very happy to be predictable. Our productivity journey will advance. We will continue to deliver record production in a sustainable way, so that we achieve a 16 per cent increase over the two years to the end of financial year 2015. We have already made significant cost savings and we will continue to drive costs down even further, targeting another US$3.5 billion in annualised productivity gains by the end of the 2017 financial year. We reduced our capital expenditure by a third in financial year 2014. We will reduce it again this year and we will only invest where we see a solid return.

We will generate strong cashflow and, as a consequence, deliver good returns for you, our shareholders.

Over the past decade our strong position has also allowed us to return US$64 billion to shareholders in dividends and buy backs. Everything we are doing, including productivity accelerated by the demerger, is aimed at increasing cash returns to you, our shareholders.

We are committed:

•	to maintaining a strong balance sheet and solid ‘A’ credit rating;

•	to continuing to selectively invest in high return, diversified investment opportunities, through the cycle;

•	to extending our progressive base dividend policy; and

•	to returning excess cash to shareholders consistently, predictably and in the most efficient way.

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Andrew Mackenzie, Chief Executive Officer, BHP Billiton

23 October 2014

We will honour these commitments and live up to the purpose and values in Our Charter.

Thank you.

The Chairman then conducted the formal items of business.

Jac Nasser, Chairman, BHP Billiton

Closing remarks

Ladies and Gentlemen, thank you for your questions. We value your comments and ideas and will continue to work for ongoing improvement on your behalf.

For those of you who have not completed your voting card, please take the opportunity to do so now. When you leave the meeting you can drop your cards at the back of the room. In closing, let me again thank you for your continued support and commitment.

BHP Billiton Limited will hold its Annual General Meeting on November 20th in Adelaide, Australia. The results of both meetings will be published shortly after that meeting.

Thank you for coming along today and I hope you have time to join us for refreshments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 October 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary